UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 2)

HEALTHTRONICS, INC.

(Name of Subject Company)

HEALTHTRONICS, INC.

(Names of Persons Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

42222L107

(CUSIP Number of Class of Securities)

Clint B. Davis

Senior Vice President and General Counsel

HealthTronics, Inc.

9825 Spectrum Drive, Building 3

Austin, Texas 78717

(512) 328-2892

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael F. Meskill

Jackson Walker L.L.P.

100 Congress Avenue, Suite 1100

Austin, Texas 78701

(512) 236-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on May 19, 2010 with the Securities and Exchange Commission by HealthTronics, Inc., a Georgia corporation (the “Company”), as amended by Amendment No. 1 thereto filed on June 1, 2010 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Endo Pharmaceuticals Holdings Inc., a Delaware corporation, through its wholly-owned subsidiary, HT Acquisition Corp., a Georgia corporation, to purchase all of the outstanding shares of common stock, no par value, of the Company (the “Shares”) for $4.85 per Share, net to the seller in cash (less any required withholding taxes and without interest) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 19, 2010, as amended or supplemented from time to time, and the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not defined, in this Amendment No. 2 have the meanings ascribed to them in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	The fourth sentence of the fourth paragraph on page 11 of the Schedule 14D-9 (in Item 4(b) of the Schedule 14D-9) is deleted in its entirety and replaced with the following:

“Also, throughout March 2010, Mr. Whittenburg had telephone conversations with the other Company Board members several times each week to continue to engage in discussions with board members on the progress of matters and the strategic rationale behind exploring a strategic transaction, including the rationale described in items one through nine under “Reasons for the Recommendation” below.

2.	Immediately following the first sentence of the sixth paragraph on page 11 of the Schedule 14D-9 (in Item 4(b) of the Schedule 14D-9), the following new sentence is hereby added:

“Financial forecasts and projections provided by the Company to Bidder A, Parent, and the other bidders as described herein were prepared by management on a consolidated basis.”

3.	The second sentence of the seventh paragraph on page 12 of the Schedule 14D-9 (in Item 4(b) of the Schedule 14D-9) is deleted in its entirety and replaced with the following:

“Thereafter, the Company and LMM compiled a list of such strategic and financial companies (which list contained a total of 17 companies) based on past contacts between the Company and certain of such companies, the Company’s knowledge of companies involved in the healthcare industry, and LMM’s knowledge of the healthcare industry.”

4.	The first sentence of the last paragraph on page 12 of the Schedule 14D-9 (in Item 4(b) of the Schedule 14D-9) is deleted in its entirety and replaced with the following:

“In late March 2010, Bidder C, a nationally prominent sophisticated financial company, which was originally contacted at management’s request by LMM in early February 2010, expressed an interest in meeting with management to discuss a possible strategic transaction with the Company. On April 5, 2010, the Company entered into a confidentiality agreement with Bidder C.”

5.	At the end of the eighth paragraph on page 15 of the Schedule 14D-9 (in Item 4(b) of the Schedule 14D-9), the following new sentence is hereby added:

“Also on April 30, 2010, the legal advisor to Parent sent a draft shareholder tender agreement to the legal advisor of the Company.”

6.	At the end of the ninth paragraph on page 15 of the Schedule 14D-9 (in Item 4(b) of the Schedule 14D-9), the following new sentence is hereby added:

“In addition, between April 30 and May 4, 2010, Parent and Messrs. Whittenburg, Rusk, Davis and Herz negotiated the terms of the Executive Agreements.”

7.	At the end of the last paragraph on page 15 of the Schedule 14D-9 (in Item 4(b) of the Schedule 14D-9), the following new sentence is hereby added:

“In addition, the legal advisors of Parent and the Company completed negotiations over the terms of the shareholder tender agreements.”

8.	Item 4(b) Opinion of the Company’s Financial Advisor of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	On page 21, the first sentence after the heading “Selected Publicly Traded Companies Analysis” is hereby replaced with the following:

“LMM reviewed publicly available financial information for the following six publicly traded companies, which companies were selected generally because, as is the case with the Company, they operate in whole or in part in the healthcare services industry and have enterprise values of less than $1.0 billion:”

•	On page 22, the first two sentences of the second paragraph after the heading “Selected Publicly Traded Companies Analysis” are hereby replaced with the following:

“LMM reviewed, among other things, enterprise values of the selected companies, calculated as market value based on closing stock prices on May 4, 2010, plus debt, less cash, cash equivalents and short-term investments and adjusted to exclude non-controlling interests, as a multiple of calendar year 2010 estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, as adjusted to exclude non-cash stock-based compensation and non-controlling interest expense and to include equity earnings in unconsolidated affiliates. LMM then applied a range of selected calendar year 2010 adjusted EBITDA multiples of 5.0x to 6.5x derived from the selected companies to corresponding data of the Company.”

•	On page 22, the first sentence after the heading “Selected Precedent M&A Transactions Analysis” is hereby replaced with the following:

“LMM reviewed, to the extent publicly available, financial information relating to the following six completed transactions, which transactions were selected generally because, as is the case with the Offer and the Merger, they involve companies that operate in whole or in part in the healthcare services industry and have transaction values of less than $1.0 billion:”

•	On page 22, the first two sentences of the second paragraph after the heading “Selected Precedent M&A Transactions Analysis” are hereby replaced with the following:

“LMM reviewed transaction values in the selected transactions, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company’s latest 12 months EBITDA and forward fiscal year estimated EBITDA, in each case as adjusted for minority interest where relevant. LMM then applied a range of selected latest 12 months adjusted EBITDA multiples of 5.0x to 11.5x and forward fiscal year adjusted EBITDA multiples of 5.5x to 10.0x derived from the selected transactions to the Company’s latest 12 months adjusted EBITDA (as of March 31, 2010) and fiscal year 2010 estimated adjusted EBITDA, respectively.”

•	On pages 22 and 23, the second and third sentences after the heading “Discounted Cash Flow Analysis” are hereby replaced with the following:

“The terminal value of the Company was estimated by applying to the Company’s fiscal year 2013 projected unlevered free cash flows a selected range of perpetuity growth rates of 1.0% to 3.0%, which range was selected taking into consideration, among other things, the Company’s long-term growth rates as estimated by the Company’s management. The present values of the cash flows (after taking into account estimated net operating loss carryforwards anticipated by the Company’s management to be utilized by the Company as publicly disclosed in the Company’s Form 10-K filed on March 8, 2010 for the fiscal year ended December 31, 2009) and terminal values were then calculated using discount rates ranging from 11.5% to 13.5%, which range was selected taking into consideration, among other things, a weighted average cost of capital calculation.”

•	On page 23, the following sentence is hereby added after the second sentence of the first paragraph after the heading “Miscellaneous”:

“During the two-year period prior to the date of LMM’s opinion on May 5, 2010, the only investment banking services provided by LMM to the Company for which LMM received or expects to receive fees were in connection with the Offer and the Merger.”

•	On page 23, the following sentences are hereby added at the end of the third paragraph after the heading “Miscellaneous”:

“The Company selected LMM to act as its financial advisor in connection with a potential transaction involving the Company based on LMM’s qualifications, experience and reputation. LMM is a recognized investment banking firm providing a broad range of financial advisory services on mergers and acquisitions, restructurings and financings.”

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Item 5 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first sentence of the first paragraph with the following:

“In connection with LMM’s services as the Company’s financial advisor, the Company has agreed to pay LMM an aggregate fee currently estimated to be approximately $3.5 million, a portion of which was payable in connection with the rendering of LMM’s opinion and a substantial portion of which is contingent upon consummation of the Offer.”

Item 8.	Additional Information.

The subsection titled “Certain Litigation” under Item 8 of the Schedule 14D-9 is amended to add the following after the sixth paragraph thereof:

“While the Company, the members of the Company Board, Parent and Purchaser (collectively, the “Defendants”) believe that each of the aforementioned lawsuits is entirely without merit and that they have valid defenses to all claims, in an effort to minimize the cost and expense of litigating such lawsuits, on June 18, 2010, the Defendants entered into a memorandum of understanding (“MOU”) with the parties to such lawsuits pursuant to which Defendants and such parties agreed to settle the lawsuits. The MOU resolves the allegations by the plaintiffs in the Pinkus Action, the Namjoshi Action and the Cancelliere Action (collectively, the “Plaintiffs”) against the Defendants in relation to the Offer and the Merger and provides a release and settlement by the purported class of the Company’s shareholders of all claims against the Defendants and their affiliates and agents in relation to the Offer and the Merger. In exchange for such release and settlement, pursuant to the terms of the MOU, the parties agreed, after arm’s-length discussions among the parties and their counsel, that the Company would provide additional supplemental disclosures to its Schedule 14D-9 (such disclosures being set forth in Amendment No. 2 to the Schedule 14D-9) and that the Defendants would not oppose Plaintiffs’ counsel’s application to the court for fees and expenses in an amount not to exceed $292,500. The settlement is conditioned on further definitive documentation, court approval, dismissal of the actions with prejudice, satisfactory confirmatory discovery by plaintiffs’ counsel, and completion of the Offer and Merger. In the event that any of such conditions are not satisfied, the Defendants will continue to vigorously defend these actions.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(H)	Press Release issued by the Company, dated as of June 21, 2010.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

HEALTHTRONICS, INC.

By:	/s/ JAMES S.B. WHITTENBURG
Name:	James S.B. Whittenburg
Title:	President and Chief Executive Officer

Dated: June 21, 2010

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